Filed pursuant to Rule 424(b)(3)
Registration No. 333-205676

PROSPECTUS SUPPLEMENT NO. 7

34,000,000 Shares of Common Stock

of

Guided Therapeutics, Inc.

This prospectus supplement supplements and amends the prospectus dated July 30, 2015, as previously supplemented, which constitutes part of our registration statement on Form S-1 (No. 333-205676) relating to up to 34,000,000 shares of our common stock. This prospectus supplement includes our current report on Form 8-K filed February 12, 2016. THIS IS NOT A NEW REGISTRATION OF SECURITIES.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 12, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2015

GUIDED THERAPEUTICS, INC.

 (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-22179 (Commission File Number)	58-2029543 (IRS Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of principal executive offices)		30092 (Zip Code)

Registrant’s telephone number, including area code: (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01	Entry Into a Material Definitive Agreement

Amendment #6

On January 20, 2016, Guided Therapeutics, Inc. (the “Company”) entered into an amendment agreement with Tonaquint, Inc. (“Amendment #6”), in order to clarify the effects of a stock dividend, stock split, or reclassification of the Company’s common stock on the terms of the secured promissory note issued to Tonaquint on September 10, 2014. Pursuant to the terms of the Tonaquint note as amended by Amendment #6, in the event of any of these corporate actions, the “Conversion Price” and the “Conversion Floor” (each as defined in the Tonaquint note) will automatically be equitably adjusted for any stock dividends, stock splits, or stock reclassifications by the Company. On November 11, 2015, the Company’s stockholders granted authority to the Company’s board of directors to effect a reverse stock split at any time prior to November 11, 2018, in a ratio ranging from 1-for-10 to 1-for-100, of all issued and outstanding shares of the Company’s common stock.

The description of Amendment #6 does not purport to be complete and is qualified in its entirety by the full text of Amendment #6, attached as Exhibit 10.1 and incorporated herein by reference.

Amendment #7

On February 11, 2016, the Company consented to an assignment of the Tonaquint note by Tonaquint to GPB Debt Holdings II, LLC (“GPB”) and Aquarius Opportunity Fund LP (“Aquarius”). In connection with the assignment, the Company, GPB and Aquarius entered an amendment agreement with the Company, dated February 11, 2016 (“Amendment #7”), pursuant to which GPB and Aquarius waived an ongoing event of default under the Tonaquint note. Pursuant to the Tonaquint note prior to Amendment #7, there was an event of default anytime the Company’s market capitalization fell below $7.5 million or the closing trade price of the Company’s common stock fell below $0.05. The closing price of the Company’s common stock first closed below $0.05 on October 9, 2015. Upon an event of default (unless waived), all outstanding unpaid principal, plus all accrued interest and other amounts due under the Tonaquint note automatically become immediately due and payable at the “Mandatory Default Amount” (115% of the outstanding balance, plus all interest, fees and charges). Further, under the related security agreement, upon an event of default (unless waived), GPB and Aquarius can assert their rights related to the collateral securing the Tonaquint note (the Company’s accounts receivables and inventory).

Under terms of Amendment #7, GPB and Aquarius retroactively waived the above-described event of default (including all resulting remedies available to them under the Tonaquint note and the related security agreement). In addition, Amendment #7 amends the Tonaquint note to eliminate the market capitalization requirement going forward.

The description of Amendment #7 does not purport to be complete and is qualified in its entirety by the full text of Amendment #7, attached as Exhibit 10.2 and incorporated herein by reference.

Notes Financing

On February 11, 2016, the Company entered into a securities purchase agreement with GPB for the issuance and sale on February 12, 2016 to GPB of $1.4375 million in aggregate principal amount of a senior secured convertible note for an aggregate purchase price of $1.15 million (a 20% original issue discount). In addition, GPB received a warrant exercisable to purchase an aggregate of approximately 179.7 million shares of the Company’s common stock.

The convertible note matures on the second anniversary of issuance and, in addition to the 20% original issue discount, accrues interest at a rate of 17% per year. The Company will pay monthly interest coupons and, beginning six months after issuance, will pay amortized quarterly principal payments. If the Company does not receive, on or before the first anniversary after issuance, an aggregate of at least $3.0 million from future equity or debt financings or non-dilutive grants, then GPB will have the option of accelerating the maturity date to the first anniversary of issuance. The Company may prepay the convertible note, in whole or in part, without penalty, upon 20 days’ prior written notice.

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Subject to resale restrictions under Federal securities laws and the availability of sufficient authorized but unissued shares of the Company’s common stock, the convertible note is convertible at any time, in whole or in part, at the holder’s option, into shares of the Company’s common stock, at a conversion price equal to the lesser of $0.008 per share or 70% of the average closing price per share for the five trading days prior to issuance, subject to certain customary adjustments and anti-dilution provisions contained in the convertible note.

The convertible note includes customary event of default provisions and a default interest rate of the lesser of 19% or the maximum amount permitted by law. Upon the occurrence of an event of default, GPB may require the Company to redeem the convertible note at 120% of the outstanding principal balance. The convertible note is secured by a lien on all of the Company’s assets, including its intellectual property, pursuant to a security agreement entered into by the Company and GPB in connection with the transaction.

Pursuant to the purchase agreement, GPB may not engage in any “short sale” transactions in the Company’s common stock. The Company has agreed to register for resale the shares of common stock issuable upon conversion of the convertible note and exercise of the warrant.

The warrant is exercisable at any time, pending availability of sufficient authorized but unissued shares of the Company’s common stock, at an exercise price per share equal to the conversion price of the convertible note, subject to certain customary adjustments and anti-dilution provisions contained in the warrant. The warrant has a five-year term.

The purchase agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. The purchase agreement also provides for customary indemnification of GPB by the Company.

The Company used a placement agent in connection with the transaction. For its services, the placement agent received a cash placement fee equal to 4% of the aggregate gross proceeds from the transaction and a warrant to purchase shares of common stock equal to an aggregate of 6% of the total number of shares underlying the securities sold in the transaction, at an exercise price equal to, and terms otherwise identical to, the warrant issued to GPB. Finally, the Company agreed to reimburse the placement agent for its reasonable out-of-pocket expenses.

In connection with the transaction, on February 12, 2016, the Company and GPB entered into a four-year consulting agreement, pursuant to which GPB will provide management consulting services to the Company in exchange for a royalty payment, payable quarterly, equal to 3.5% of the Company’s revenues from the sale of products.

Also in connection with the transaction, on February 10, 2016, the Company and the holder of a majority of its Series C Convertible Preferred Stock agreed to amend the Series C stock purchase agreement to eliminate any participation rights held by the Series C shareholders with respect to the transaction.

The issuance of the convertible note and warrant under the purchase agreement was exempt from the registration requirements of the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act of 1933. In making this determination, the Company relied on the representations of GPB in the purchase agreement that it is an “accredited investor” and had access to information about its investment and about the Company.

The descriptions of the of the purchase agreement, the convertible note, the security agreement, the warrant, the consulting agreement, and the Series C amendment agreement do not purport to be complete and are qualified in their entirety by the full text of each, attached as Exhibits 10.3, 4.1, 10.4, 10.5, 10.6, and 10.7, respectively, and incorporated herein by reference.

This current report on Form 8-K is neither an offer to sell nor the solicitation of an offer to buy any securities. The securities described above have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

Item 2.03	Creation of Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under the caption “Notes Financing” in Item 1.01 is incorporated herein by reference.

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Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation under an Off-Balance Sheet Arrangement

The information set forth under the caption “Amendment #7” in Item 1.01 is incorporated herein by reference.

Item 3.02	Unregistered Sale of Equity Securities

The information set forth under the caption “Notes Financing” in Item 1.01 is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On December 11, 2015, Ronald Hart, age 73, formally announced his decision to retire from the board of directors of the Company, effective immediately. Dr. Hart was appointed to the board in 2007. His decision to resign was for personal reasons and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Item 9.01	Financial Statements and Exhibits

(d)           Exhibits.

Number	Exhibit
4.1	Convertible Note
10.1	Amendment #6 (Tonaquint Note)
10.2	Amendment #7 (Tonaquint Note)
10.3	Purchase Agreement (Convertible Note)
10.4	Security Agreement (Convertible Note)
10.5	Warrant (Convertible Note)
10.6	Consulting Agreement
10.7	Amendment Agreement (Series C)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

/s/ Gene S. Cartwright_______________________
By: Gene S. Cartwright, Ph.D.
President and Chief Executive Officer
Date: February 12, 2016

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EXHIBIT INDEX

Number	Exhibit
4.1	Convertible Note
10.1	Amendment #6 (Tonaquint Note)
10.2	Amendment #7 (Tonaquint Note)
10.3	Purchase Agreement (Convertible Note)
10.4	Security Agreement (Convertible Note)
10.5	Warrant (Convertible Note)
10.6	Consulting Agreement
10.7	Amendment Agreement (Series C)

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